UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

4/ Room B1, 5/F., Well Town Industrial Building,

13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

Resignation of Chairman and Director

On November 10, 2026, Mr. Lap Sun Wong (“Mr. Wong”) tendered his resignation as Chairman of the Board and as a director of Cellyan Biotechnology Co., Ltd. (the “Company”). Upon the effectiveness of his resignation, Mr. Wong ceased to serve as Chairman of the Board and as a director of the Company. Following Mr. Wong’s resignation, the Company no longer has a chairperson or Chairman of the Board, and the office of Chairman remains vacant unless otherwise resolved by the board of directors of the Company (the “Board”).

Mr. Wong has informed the Company that his resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board would like to express its sincere gratitude to Mr. Wong for his contributions to the Company during his tenure of office.

Resignation of Independent Director

On November 10, 2026, Mr. Zhao Letao (“Mr. Zhao”) tendered his resignation as an independent director of the Company. Upon the effectiveness of his resignation, Mr. Zhao also ceased to serve as a member of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board, and as chairman of the compensation committee of the Board.

Mr. Zhao has informed the Company that his resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board would like to express its sincere gratitude to Mr. Zhao for his contributions to the Company during his tenure of office.

Appointment of Directors and Change in Composition of Board Committees

On November 10, 2026, the Board appointed Ms. Shu Liu (“Ms. Liu”) as an executive director of the Company with immediate effect. Ms. Liu currently serves as the Company’s Chief Financial Officer.

On November 11, 2026, the Board appointed Mr. Xiaohu Quan (“Mr. Quan”) as an independent director of the Company, effective November 11, 2026.

Mr. Quan was appointed to all positions held by Mr. Zhao immediately prior to Mr. Zhao’s resignation, including as a member of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board, and as chairman of the compensation committee of the Board.

After the changes described above and effective from November 11, 2026:

●	the Board consists of five (5) directors, including two (2) executive directors, namely Mr. Chenyu Liang and Ms. Liu, and three (3) independent directors, namely Ms. Jingyan Wu, Dr. Kam Leung Chan and Mr. Quan;

●	Mr. Quan serves as a member of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board, and as chairman of the compensation committee of the Board; and

●	the Company does not have a chairperson or Chairman of the Board.

The Board has determined that Mr. Quan qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, based on an evaluation of the relationships between the Company and Mr. Quan.

Biographical Information

Ms. Shu Liu, aged 30, has been serving as the Chief Financial Officer of the Company since October 2025. Ms. Liu has rich experience in financial management and compliance, including key roles such as chief executive officer, investment advisors and finance manager with responsibilities encompassing accounting, budgeting, internal controls, and the implementation of financial systems. In August 2024, she served as chief executive officer at Shenzhen Yingdatongli Investment Group Co., Ltd., where she was responsible for the company’s acquisition work. From August 2023 to August 2024, she held an Investment Advisor position at Guosen Securities Co., Ltd., where she was responsible for providing advice to investors. Ms. Liu received a Master’s degree from Sun Yat-sen University in 2019 and qualified as an Intermediate Economist. Ms. Liu will contribute to the Company’s financial operations and ongoing compliance initiatives.

Mr. Xiaohu Quan, aged 33, since July 2026, Mr. Quan has been serving as a director of Jituo International Supply Chain Management Co., Ltd., where he leads the overseas trade business and is responsible for overseas channel development, cross-border supply chain operations, and supply chain system construction. From July 2019 to April 2025, Mr. Quan served as an overseas project supervisor at Huawei Technologies Co., Ltd., where he was responsible for overseas product sales management, overseas market expansion, and project operations. Mr. Quan has extensive management experience in cross-border supply chain operations. He holds a Master’s degree from Sun Yat-sen University.

Change of Name of Controlling Shareholder

The Company notes that Ms. Liying Wang, the Company’s controlling shareholder, has changed her name to Aylin Ada. The Company has received documentation evidencing the name change, including a Republic of Türkiye passport showing the name Aylin Ada and a Name Equivalence Document issued by the General Directorate of Population and Citizenship Affairs of the Republic of Türkiye dated November 6, 2026, showing the previous name LIYING WANG and the Turkish name AYLIN ADA.

The name change does not affect any rights, obligations, shareholding, beneficial ownership, interests, agreements or arrangements of or relating to Ms. Aylin Ada (formerly Liying Wang) or any entity controlled by her, including TUTU Business Services Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLYAN BIOTECHNOLOGY CO., LTD

Date: November 12, 2026	By:	/s/ Chenyu Liang
	Name:	Chenyu Liang
	Title:	Director and Chief Executive Officer

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